EXHIBIT 21
SUBSIDIARIES OF CUMBERLAND PHARMACEUTICALS INC.
The subsidiaries of Cumberland Pharmaceuticals Inc. are listed below.

Name	State of Organization
Cumberland Emerging Technologies, Inc.	Tennessee

Cumberland Pharma Sales Corp.	Tennessee